UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                           Orion Acquisition Corp. II
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    685924102
                                 (CUSIP Number)

                                  April 1, 1999
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             |_|  Rule 13d-1(b)
             |X|  Rule 13d-1(c)
             |_|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 685924102                                     13G

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Barry Rubenstein

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0 shares                                               0%
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 shares                                               0%
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                               0%
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 shares                                               0%
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares

________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP No. 685924102                                     13G

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    The Marilyn and Barry Rubenstein Family Foundation

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0 shares                                               0%
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 shares                                               0%
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                               0%
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 shares                                               0%
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares

________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP No. 685924102                                     13G

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Marilyn Rubenstein

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0 shares                                               0%
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 shares                                               0%
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                               0%
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 shares                                               0%
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares

________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP No. 685924102                                     13G

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Rebecca Rubenstein

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0 shares                                               0%
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 shares                                               0%
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                               0%
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 shares                                               0%
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares

________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP No. 685924102                                     13G

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Brian Rubenstein

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0 shares                                               0%
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 shares                                               0%
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0 shares                                               0%
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 shares                                               0%
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares

________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!*

Item 1.

          (a)  Name of Issuer:                    Orion Acquisition Corp. II

          (b)  Address of Issuer's Principal
               Executive Offices:                 1430 Broadway, 13th Floor
                                                  New York, New York 10018

Item 2.

    1.    (a)  Name of Person Filing:             Barry Rubenstein

          (b)  Address of Principal Business
               Office or, if none, Residence      68 Wheatley Road
                                                  Brookville, New York 11545
          (c)  Citizenship:                       United States

          (d)  Title of Class of Securities:      Common Stock, $0.01 par
                                                  value per share.

          (e)  CUSIP Number:                      685924102

     Barry Rubenstein is a trustee of The Marilyn and Barry Rubenstein Family Foundation, the husband of Marilyn Rubenstein, and the father of Rebecca Rubenstein and Brian Rubenstein.

    2.    (a)  Name of Person Filing:             The Marilyn and Barry
                                                  Rubenstein Family Foundation

          (b)  Address of Principal Business
               Office or, if none, Residence      68 Wheatley Road
                                                  Brookville, New York 11545

          (c)  Place of Organization:             New York

          (d)  Title of Class of Securities:      Common Stock, $0.01 par
                                                  value per share.

          (e)  CUSIP Number:                      685924102

    3.    (a)  Name of Person Filing:             Marilyn Rubenstein

          (b)  Address of Principal Business
               Office or, if none, Residence      68 Wheatley Road
                                                  Brookville, New York 11545

          (c)  Citizenship:                       United States

          (d)  Title of Class of Securities:      Common Stock, $0.01 par
                                                  value per share.

          (e)  CUSIP Number:                      685924102

    4.    (a)  Name of Person Filing:             Rebecca Rubenstein

          (b)  Address of Principal Business
               Office or, if none, Residence      300 East 75th Street
                                                  New York, New York 10021

          (c)  Citizenship:                       United States

          (d)  Title of Class of Securities:      Common Stock, $0.01 par
                                                  value per share.

          (e)  CUSIP Number:                      685924102

    5.    (a)  Name of Person Filing:             Brian Rubenstein

          (b)  Address of Principal Business
               Office or, if none, Residence      36 Barstow Road
                                                  Great Neck, New York 11021

          (c)  Citizenship:                       United States

          (d)  Title of Class of Securities:      Common Stock, $0.01 par
                                                  value per share.

          (e)  CUSIP Number:                      685924102

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)

          (b)  |_| Bank as  defined  in  section  3(a)(6)  of the Act (15 U.S.C.
               78c).

          (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d)  |_|  Investment   company  registered  under  Section  8  of  the
               Investment Company Act of 1940 as defined in section (15 U.S.C. 80a-8).

          (e)  |_|    An    investment     adviser    in     accordance     with
               ss.240.13d-1(b)(1)(ii)(E);

          (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d- 1(b)(1)(ii)(F);

          (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

          (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    1.    Barry Rubenstein:

          (a)  Amount beneficially owned:    0 shares.(1)

-------------------

          (1) Does not include 20,000 Redeemable Class A Common Stock Purchase Warrants. Each Redeemable Class A Common Stock Purchase Warrant becomes exercisable to buy one share of Common Stock at $9.00 upon the consummation of a "Business Combination" and expires on July 2, 2001.

          (b)  Percent of class:             0%
          (c)  Number of shares as to which the person has:
               (i)   Sole power to vote or to direct the vote: 0 shares.
               (ii)  Shared power to vote or to direct the vote: 0 shares.
               (iii) Sole power to dispose  or to direct  the  disposition  of:
                     0 shares.
               (iv)  Shared power to dispose or to direct the  disposition  of:
                     0 shares.

    2.    The Marilyn and Barry Rubenstein Family Foundation:

          (a)  Amount beneficially owned:    0 shares.(1)
          (b)  Percent of class:             0%
          (c)  Number of shares as to which the person has:
               (i)   Sole power to vote or to direct the vote: 0 shares.
               (ii)  Shared power to vote or to direct the vote: 0 shares.
               (iii) Sole power to dispose or to direct the disposition of:
                     0 shares.
               (iv)  Shared power to dispose or to direct the disposition of:
                     0 shares.

    3.    Marilyn Rubenstein:

          (a)  Amount beneficially owned:    0 shares.(1)
          (b)  Percent of class:             0%
          (c)  Number of shares as to which the person has:
               (i)   Sole power to vote or to direct the vote: 0 shares.
               (ii)  Shared power to vote or to direct the vote: 0 shares.
               (iii) Sole power to dispose or to direct the disposition of:
                     0 shares.
               (iv)  Shared power to dispose or to direct the disposition of:
                     0 shares.

    3.    Rebecca Rubenstein:

          (a)  Amount beneficially owned:    0 shares.(1)
          (b)  Percent of class:             0%
          (c)  Number of shares as to which the person has:
               (i)   Sole power to vote or to direct the vote: 0 shares.
               (ii)  Shared power to vote or to direct the vote: 0 shares.
               (iii) Sole power to dispose or to direct the disposition of:
                     0 shares.
               (iv)  Shared power to dispose or to direct the disposition of:
                     0 shares.

    5.    Brian Rubenstein:

          (a)  Amount beneficially owned:    0 shares.(1)
          (b)  Percent of class:             0%
          (c)  Number of shares as to which the person has:
               (i)   Sole power to vote or to direct the vote: 0 shares.
               (ii)  Shared power to vote or to direct the vote: 0 shares.
               (iii) Sole power to dispose or to direct the disposition of:
                     0 shares.
               (iv)  Shared power to dispose or to direct the disposition of:
                     0 shares.

     Instruction. For computation regarding securities which represent right to acquire an underlying security see ss.240.13d-3(d)(1).


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Exhibit A, Joint Filing Agreement,  was previously filed.

         Exhibit B for Brian Rubenstein - Power of Attorney attached hereto.

         Exhibit C for Rebecca Rubenstein - Power of Attorney attached hereto.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    April 9, 1999                       Barry Rubenstein
                                             ----------------------------------
                                             Barry Rubenstein


                                             THE MARILYN AND BARRY
                                             RUBENSTEIN FAMILY FOUNDATION


                                        By:  Barry Rubenstein
                                             ----------------------------------
                                             Barry Rubenstein, a Trustee


                                             Marilyn Rubenstein
                                             ----------------------------------
                                             Marilyn Rubenstein


                                                            *
                                             ----------------------------------
                                             Rebecca Rubenstein


                                                            *
                                             ----------------------------------
                                             Brian Rubenstein


*By: Barry Rubenstein
     -------------------------------------
     Barry Rubenstein, as Attorney-in Fact


Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                       Exhibit B

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints BARRY RUBENSTEIN, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all statements and reports required under Section 13(d) of the Securities Exchange Act of 1934, as amended, including, without limitation, Schedule 13D and all amendments of all such statements and/or reports, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and with such other parties as may be required, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     IN WITNESS WHEREOF, I have hereunto set my hand this 11th day of March, 1998.


                                             Brian Rubenstein
                                             ----------------------------
                                             Brian Rubenstein

                                                                       Exhibit C


                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints BARRY RUBENSTEIN, her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for her and in her name, place and stead, in any and all capacities, to sign any and all statements and reports required under Section 13(d) of the Securities Exchange Act of 1934, as amended, including, without limitation, Schedule 13D and all amendments of all such statements and/or reports, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and with such other parties as may be required, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     IN WITNESS WHEREOF, I have hereunto set my hand this 11th day of March, 1998.



                                             Rebecca Rubenstein
                                             ----------------------------
                                             Rebecca Rubenstein